Selway Capital Acquisition Corporation
Announces Final Results of Tender Offer for Series B Shares

August 14, 2013, New York — Selway Capital Acquisition Corporation (OTC: SWCB, SWCAL) (“Selway”) today announced that its previously announced tender offer (the “Offer”) to purchase all of its outstanding Series B Shares of common stock, par value $0.0001 per share (the “Series B Shares”), at a price of $10.30 per share in cash, without interest, expired at 5:00 p.m., United States Eastern Time on the evening of Tuesday, August 13, 2013. Based on information provided by American Stock Transfer & Trust Company, LLC (the “Depositary”), pursuant to the terms of the Offer, 839,765 Shares were tendered for an aggregate purchase price of $8,649,579.50. The Company has accepted for redemption all of the Shares validly tendered and not withdrawn.

About Selway Capital Acquisition Corporation

Following the consummation of Selway’s acquisition of Healthcare Corporation of America on April 10, 2013, Selway operates its business through Healthcare Corporation of America. Healthcare Corporation of America is a rapidly growing pharmacy benefit manager, or PBM. Its mission is to reduce prescription drug costs for clients while improving the quality of drug care. It administers prescription drug benefit programs for employers who contract with it in order to provide this component of healthcare benefits to their employees. A growing customer base includes commercial clients of various sizes and industries, business associations and trade groups, local government entities, labor unions, charitable and non-profit organizations, and third-party administrators of self-insured benefit plans. The company operates in the marketplace under the name of its subsidiary, Prescription Corporation of America, or PCA.

Contact:

Mark Carlesimo
Selway Capital Acquisition Corporation
(973) 983-6300